SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D/A
                               (Amendment No. _4_)

                    Under the Securities Exchange Act of 1934

                              Samsonite Corporation
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                    79604V105
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                                 (CUSIP Number)

                                   Joanne Wong
                       Canadian Imperial Bank of Commerce
                           245 Park Avenue, 42nd floor
                               New York, NY 10167
                                  917-332-4327

                                   Copies to:
                                   Edward Best
                            Mayer, Brown, Rowe & Maw LLP
                               190 S. LaSalle St.
                                Chicago, IL 60603
                                  312-701-7100

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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                               November 4, 2004
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             (Date of Events Which Require Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /



                         (Continued on following pages)

                              (Page 1 of 4 Pages)

CUSIP NO.: 79604V105                SCHEDULE 13D                        Page 2

1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Canadian Imperial Bank of Commerce
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [_]
                                                                (b) [_]
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3    SEC USE ONLY



-------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     OO

-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                 [_]

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6    CITIZENSHIP OR PLACE OF ORGANIZATION CIBC is a bank organized under the
     Bank Act (Canada).

     Canadian Imperial Holdings Inc. is a Delaware Corporation.
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               7    SOLE VOTING POWER

  NUMBER OF         27,388,430

   SHARES      ________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                    0
  OWNED BY
               ----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         27,388,430

   PERSON      ________________________________________________________________
               10   SHARED DISPOSITIVE POWER

                    0

-----------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     27,388,430

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12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                      [_]
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13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     4.3%

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14   TYPE OF REPORTING PERSON

     CO

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


                                                                        Page 3
Item 1:     Security and Issuer.

This Amendment No. 4 to the Schedule 13D relates to the Common Stock, par value $0.01 per share ("Common Stock") and the 2003 Convertible Preferred Stock, par value of $0.01 per share ("Preferred Stock"), of Samsonite Corporation, a corporation incorporated under the laws of the State of Delaware (the "Issuer"). The Preferred Stock is convertible on demand into shares of Common Stock and holders of Preferred Stock may vote their Preferred Stock on an as-converted basis. This Amendment supplements and amends the initial statement on Schedule 13D, dated August 19, 2003 (the "Initial Statement"), Amendment No. 1, dated August 28, 2003, Amendment No. 2, dated September 25, 2003 and Amendment No. 3, dated October 15, 2004, filed by the Reporting Person and is being filed by the Reporting Person to report that, as a result of a sale of Common Stock by Canadian Imperial Holdings Inc. ("CIHI") to ACOF Management, L.P ("Ares") pursuant to a Purchase Agreement dated October 1, 2004. As a result of the above referenced transaction, the number of shares of Common Stock beneficially owned by the Reporting Person has decreased by more than one percent. The principal executive offices of the Issuer are located at 11200 East 45th Avenue, Denver, CO 80239.


Item 3:  Source and Amount of Funds or Other Consideration.

The Reporting Person sold 10,500,000 shares of Common Stock to Ares for an aggregate consideration amount of $5,250,000.


Item 4:    Purpose of Transaction.

On October 1, 2004, Canadian Imperial Holdings Inc. ("CIHI"), an indirectly-owned subsidiary of the Reporting Person, entered into a Purchase Agreement with Ares for the sale by CIBC of 10,500,000 shares of the Issuer's Common Stock to Ares for an aggregate consideration amount of $5,250,000. The sale of such shares was made effective on November 1, 2004.

Item 5:  Interest in Securities of the Issuer.

As of November 1, 2004, CIHI beneficially owns and has sole power to vote and sole power of disposition over 27,388,430 shares of Common Stock of the Issuer, or approximately 4.3% of the Issuer's outstanding Common Stock.

Item 6: Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

N/A


Item 7:  Material to be Filed as Exhibits.

N/A

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                            November 9, 2004
                                -----------------------------------------
                                                 (Date)


                                         /s/ Antonio Molestina
                                -----------------------------------------
                                               (Signature)


                                              Antonio Molestina
                                            Senior Vice President,
                                            Deputy General Counsel
                                ------------------------------------------
                                              (Name/Title)